[redacted]

13015143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8- 47589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Babson Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Independence Wharf, 470 Atlantic Ave.
(No. and Street)

Boston	MA	02210-2208
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoff Myrus (617) 761-3741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

Two Financial Center 60 South St.	Boston	MA	02111-2759
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Sciacca, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Babson Capital Securities LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charlie J Franklin Jr
Notary
Public
Mecklenburg County, NC

Signature

President

Title

Charlie J. Franklin Jr.
Notary Public

My Commission expires
March 5, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BABSON CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Financial Statements and Supplemental Schedules

December 31, 2012

(With Independent Auditors' Report Thereon)

BABSON CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Table of Contents

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Independent Auditors' Report

Board of Directors
Babson Capital Securities LLC:

We have audited the accompanying financial statements of Babson Capital Securities LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Babson Capital Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a

required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Boston, Massachusetts
February 27, 2013

BABSON CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	2,551,982
Accounts receivable		30,450
Income tax receivable from affiliate		63,021
Placement agent fees receivable from Babson Capital Management LLC		44,550
Prepaid expenses and other assets		118,100
	$	2,808,103

Liabilities and Equity

Liabilities:		
Accounts payable and accrued expenses	$	52,979
Deferred tax liability		42,453
Total liabilities		95,432
Member's capital:		
Member's capital		6
Additional paid-in capital		5,910,630
Accumulated deficit		(3,197,965)
Total member's capital		2,712,671
Total liabilities and member's capital	$	2,808,103

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Operations

Year ended December 31, 2012

Revenues:		
Administrative fees	$	208,800
Placement agent fees		153,578
Investment income		7,123
Total revenues		369,501
Expenses:		
Expenses allocated from parent		789,674
Finder's fees		136,182
Investment services		98,736
Professional fees		32,891
Other expenses		69,281
Total expenses		1,126,764
Loss before income tax benefit		(757,263)
Income tax benefit		278,474
Net loss	$	(478,789)

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Changes in Member's Capital

Year ended December 31, 2012

	Equity					
	Units		Member's capital	Additional paid-in capital	Accumulated deficit	Total equity
Balance, December 31, 2011	600	$	6	5,120,956	(2,719,176)	2,401,786
Contributed capital	—		—	789,674	—	789,674
Net loss	—		—	—	(478,789)	(478,789)
Balance, December 31, 2012	600	$	6	5,910,630	(3,197,965)	2,712,671

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(478,789)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Expenses reimbursed by Babson Capital Management LLC through a capital contribution		789,674
Changes in:		
Accounts receivable		—
Income tax receivable/payable from affiliate		105,659
Placement agent fees receivable from Babson Capital Management LLC		(44,550)
Prepaid expenses and other assets		(25,514)
Accounts payable and accrued expenses		7,577
Deferred tax liability		9,085
Net cash provided by operating activities		363,142
Cash and cash equivalents, beginning of year		2,188,840
Cash and cash equivalents, end of year		2,551,982
Supplemental disclosure of cash flow information:		
Cash received under tax allocation agreement	$	393,220
Supplemental disclosure of noncash financing activity:		
Noncash capital contribution	$	789,674

See accompanying notes to financial statements.

(1) Business and Summary of Significant Accounting Policies

(a) Business

Babson Capital Securities LLC (the Company) is a wholly owned subsidiary of Babson Capital Management LLC (Babson Capital), an indirect subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). The Company is registered as a broker and dealer under the Securities Exchange Act of 1934.

(b) Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Related-Party Revenues and Expenses

Related-party revenues earned by the Company are reported in administrative fees. Related-party expenses incurred by the Company are reported in expenses allocated from parent. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed or results of operations or cash flows that would have occurred had the Company operated as an independent enterprise.

(2) New Accounting Standards

(a) Adoption of New Accounting Standards

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)*. The amendments in this ASU result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. Some of the amendments in this ASU clarify the FASB's intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. Among other clarifications, this ASU clarifies how premiums and discounts (including blockage factors) are considered when measuring fair value and that the highest and best use and valuation premise concepts only apply to measuring the fair value of nonfinancial assets as financial assets and liabilities that do not have alternative uses. The ASU permits an exception to fair value measurement principles for financial assets and financial liabilities and derivatives with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position. Additionally, the ASU requires additional quantitative and qualitative disclosures surrounding Level 3 measurements. This ASU was effective January 1, 2012. Adoption of this standard did not have a significant impact on the Company's results of operations or financial position.

(3) Fair Value of Financial Instruments

The Company has cash and cash equivalents as of December 31, 2012 in the amount of $2,551,982. Cash represents funds held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents. Such investments are carried at cost, which approximates fair value. Through the Company's valuation techniques, cash and cash equivalents are classified as Level 1 in the fair value hierarchy.

The Company's valuation techniques are based upon observable pricing inputs, such as market data from independent sources. Unobservable inputs reflect the Company's market assumptions. These inputs comprise the following fair value hierarchy:

Level 1 – Observable inputs in the form of quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities, quoted in markets that are not active, or other inputs that are observable or can be derived from observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using internal models, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company utilizes no unobservable inputs and all inputs are quoted in an active market for its financial instruments. The fair value of cash and cash equivalents is measured and carried on a recurring basis.

(4) Concentration of Risk

The Company derives substantially all of its capital from Babson Capital, including noncash capital contributions to finance related party expense allocations. In the event that Babson Capital were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubts about the Company's ability to continue as a going concern for a reasonable time period.

(5) Administrative Fees

The Company earns fees for administrative services incurred for allowing Baring Asset Management, Inc. (Barings) and Cornerstone Real Estate Advisors LLC (Cornerstone) employees to be registered representatives of the Company. As registered representatives of the Company, Barings and Cornerstone employees are allowed to provide placement of investors into private funds. The Company also earns administrative fees for placements of interests in investment funds, in addition to retainer fees and out-of-pocket costs incurred for such placements. Barings is a subsidiary of MassMutual and Cornerstone is a subsidiary of Babson Capital. Administrative fees are accrued when earned.

For the year ended December 31, 2012, the Company earned administrative fees in the amount of $208,800 for services provided to Barings and Cornerstone.

Management periodically reviews past-due accounts to determine collectability and establishes a reserve on those accounts whose collection is doubtful. As of December 31, 2012, there were no reserves after review of past-due accounts.

(6) Placement Agent Fees

The Company earns fees for placement services provided to Babson Capital Global Loan Fund, a fund of the Babson Capital Global Investment Funds Plc (an investment company with variable capital incorporated in Ireland), which are managed by Babson Capital and Babson Capital Europe Limited. For the year ended December 31, 2012, the Company earned placement agent fees of $153,578.

(7) Related-Party Transactions

The Company has an agreement with Babson Capital under which Babson Capital provides the Company with management, administrative facilities, and services, including the use of Babson Capital's sales personnel. As part of this agreement, Babson Capital acts as the Company's paying agent for payment of the Company's expenses. Fees for these services are based on the Company's pro rata use of Babson Capital personnel, applied to those allocable expenses incurred by Babson Capital. These expenses primarily include compensation expense, payroll taxes and benefits, occupancy, and office services.

In addition, Babson Capital reimburses the Company for its allocated expenses through a capital contribution in order to allow the Company to meet its required minimum capital amounts. Accordingly, the statement of financial condition and the related statements of operations and cash flows may not be indicative of the financial position of the Company at December 31, 2012 and its results of operations and its cash flows for the year then ended had the Company operated as an independent entity.

In 2012, under the terms of the expense agreement, Babson Capital allocated $789,674 of expenses to the Company for management, administrative facilities, and services, including the use of Babson Capital's sales personnel. Allocable expenses incurred by Babson Capital primarily included compensation expense, payroll taxes and benefits, occupancy, and office services. Babson Capital reimbursed the Company for its allocated expenses through a capital contribution of $789,674.

The Company is compensated for MassMutual's use of the tax losses created by the noncash expenses allocated to the Company from, and paid for the Company by, Babson Capital. Allocated expense amounts for the year ended December 31, 2012 resulted in a tax benefit of approximately $276,000, based on the federal effective tax rate of 35%. This tax benefit amount is included in the income tax benefit reflected on the statement of operations for the year ended December 31, 2012. As of December 31, 2012, the Company has an income tax receivable from MassMutual in the amount of $63,021.

(8) Finder's Fees

In an effort to enter the Asian market, as part of its work for the Babson Capital Global Loan Fund, the Company engaged Nomura Securities as an external placement agent. For the year ended December 31, 2012, the Company incurred finder's fees expense of $136,182.

The Company's placement agent fee revenues are equal and offsetting to the finder's fees expenses paid. Noted difference for the year ended December 31, 2012 is due to timing of finder's fees expense accruals.

(9) Income Taxes

Income taxes due to government authorities are based on the Company's best estimate of its current and deferred tax liabilities (DTL). Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. The Company has a temporary difference for prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual and its eligible subsidiaries and certain affiliates (the Parties), including the Company, have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated on a quarterly basis. During the year ended December 31, 2012, the Company received income tax payments from MassMutual in the amount of $393,220.

The Internal Revenue Service (IRS) completed its examination of the years 2007 and earlier. The IRS is currently auditing the years 2008, 2009 and 2010. The Company does not expect a material change in its financial position or liquidity as a result of these audits.

The components of income taxes included in the statements of operations for the year ended December 31, 2012 are as follows:

Income tax (benefit) expense:		
Current:		
Federal	$	(279,912)
State		(7,647)
Total current		(287,559)
Deferred:		
Federal		8,846
State		239
Total deferred		9,085
Income tax benefit	$	(278,474)

As of December 31, 2012, the Company had a DTL of $42,453 attributable to prepaid expenses.

A reconciliation of the differences between income tax benefit and the amount computed by applying the prevailing corporate U.S. federal tax rate to pretax loss for the year ended December 31, 2012 is as follows:

		Amount	Percentage
Provision for income taxes at the U.S. federal rate	$	(265,042)	35.0%
State tax, net of federal effect		(4,732)	0.6
Other		(8,700)	1.1
Total income tax benefit	$	(278,474)	36.7%

Management has determined that no reserves for uncertain tax positions are required at December 31, 2012.

(10) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $2,456,550, which was $2,431,550 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2012 was 0.04 to 1.00.

Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

(11) Subsequent Events

Management has evaluated events and transactions that have occurred subsequent to December 31, 2012 through February 27, 2013 the date of issuance of the financial statements, for potential recognition or disclosure in these financial statements. Adjustments or additional disclosures, if any, have been included in these financial statements.

Schedule I

BABSON CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2012

Member's capital	$	2,712,671
Deductions – nonallowable assets:		
Accounts receivable		30,450
Placement agent fees receivable from Babson Capital Management LLC		44,550
Income tax receivable from affiliate		63,021
Prepaid expenses and other assets		118,100
Net capital	$	2,456,550
Aggregate indebtedness	$	95,432
Minimum net capital requirement of broker or dealer (the greater of 6.67% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	2,431,550
Ratio of aggregate indebtedness to net capital		0.04 to 1.00

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2012 and that included herein.

See accompanying independent auditors' report.

Schedule II

BABSON CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company operates pursuant to the exemptive provisions of (k)(2)(i), "Special Account for the Exclusive Benefit of customers" maintained, under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

BABSON CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company operates pursuant to the exemptive provisions of (k)(2)(i), "Special Account for the Exclusive Benefit of customers" maintained, under Rule 15c3-3 of the SecuritiesExchange Act of 1934.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Babson Capital Securities LLC:

In planning and performing our audit of the financial statements of Babson Capital Securities LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2013